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                                                                Exhibit 99(f)

                          System Energy Resources, Inc.
            Computation of Ratios of Earnings to Fixed Charges and
                       Ratios of Earnings to Fixed Charges


                                                                                                    June 30,
                                                    1996      1997      1998      1999      2000      2001

Fixed charges, as defined:
  Total Interest                                   $143,720  $128,653  $116,060  $147,982  $118,519  $113,019
  Interest applicable to rentals                      6,223     6,065     5,189     3,871     5,753     5,131
                                                   ----------------------------------------------------------
Total fixed charges, as defined                    $149,943  $134,718  $121,249  $151,853  $124,272  $118,150
                                                   ==========================================================
Earnings as defined:
  Net Income                                        $98,668  $102,295  $106,476   $82,375   $93,745   $88,172
  Add:
    Provision for income taxes:
      Total                                          82,121    74,654    77,263    53,851    81,263    72,834
    Fixed charges as above                          149,943   134,718   121,249   151,853   124,272   118,150
                                                   ----------------------------------------------------------

Total earnings, as defined                         $330,732  $311,667  $304,988  $288,079  $299,280  $279,156
                                                   ==========================================================

Ratio of earnings to fixed charges, as defined         2.21      2.31      2.52      1.90      2.41      2.36
                                                   ==========================================================

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